Exhibit (a)(15)

On November 4, 2011, PharMerica Corporation held a conference call to review its third quarter 2011 earnings release. Below is a transcript of the portions of the conference call related to Omnicare’s tender offer for all the outstanding shares of common stock of PharMerica Corporation.

Teri Hartlage – PharMerica Corp. – VP Finance

Good morning and thank you for joining us for the third quarter conference call for PharMerica Corporation. On the call with me today are Greg Weishar, Chief Executive Officer, Mike Culotta, Executive Vice President and Chief Financial Officer, and Berard Tomassetti, Senior Vice President and Chief Accounting Officer.

Before beginning our remarks regarding the second quarter results, I would like to make a cautionary statement. During the call today, we will make forward-looking statements about our business prospects and financial expectations. We want to remind you that there are many risks and uncertainties that could cause our actual results to differ materially from our current expectations. In addition to the risks and uncertainties discussed in yesterday’s press release and in the comments made during this conference call, more detailed information about additional risks and uncertainties may be found in our SEC filings, including our annual report on Form 10-K and quarterly report on form 10-Q. Copies of these documents may be obtained from the SEC or by visiting the Investor Relations section of our website. PharMerica assumes no obligation to update the matters discussed on this call.

During this call we will be referring to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is available in our press release.

We have made available to you our press release and our 10-Q filed with the SEC. In addition, this web cast will be on our website along with the transcript from this call.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the tender offer, PharMerica filed a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND STOCKHOLDERS OF PHARMERICA ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of these documents and other documents filed with the SEC by PharMerica through the web site maintained by the SEC at http://www.sec.gov. In addition, documents filed with the SEC by PharMerica may be obtained free of charge by contacting PharMerica’s information agent, Georgeson Inc., at (866) 647-8872.

Greg Weishar- PharMerica Corp. – CEO

Thank you, Mike.

Last week, we announced that we had signed a confidentiality agreement with Omnicare that allows both companies to exchange certain information, including each company’s FTC analyses. Omnicare has refused to provide that analysis in the past, but the board feels it is in the best interests of PharMerica and our stockholders to further analyze Omnicare’s position and that’s especially given Omnicare’s optimistic view of achieving FTC clearance. The key element here is this agreement in no way means that we are set to enter into a transaction with Omnicare.

But many of you have seen, on October 13th we provided our analysis of the potential synergies, which we believe to be between $200 and $250 million. And, when you analyze the numbers and consider a fair allocation of those synergies among the two sets of shareholders, you can understand the tremendous value that is potentially available. So, it is important that we get as comfortable with the antitrust piece as possible. We believe this exchange of information will enhance both parties’ understanding of the issues. We will not be making further comments on the tender offer on this call.

So with those comments, I’ll turn it over to the Operator to begin our Q and A.

(Taking calls)

Unidentified Participant

Thanks, hello everybody. I understand why you wouldn’t want to comment on the tender proposal but maybe more from an operational prospective, obviously it’s been a pretty high profile discussion about the approach and the offer and the back and forth in the press. How are you managing, and is it causing confusion — your results look very good — but is it causing any confusion with the employees? How are you trying to mitigate that, if at all, and what about with the customer base, in both new and perspective customers, is this process impacting and how are you managing through that?

Greg Weishar- PharMerica Corp. – CEO

Clearly there is a lot of concern amongst our customers and our employees and you know our job here is to balance the interest of all parties and, you know, we’re managing through it the best we can and the best way we know how to do that is to be clear with everyone where we are at each point. I think, I will say one thing AJ and that is that a lot of people don’t really understand what a hostile tender offer is and I won’t talk specifically about the elements of that with regards to the Omnicare in specifics but, you know, when you have an Omnicare, excuse me, when you have a hostile tender offer, that basically means that the board is kind of in some ways in limbo and then all the action is occurring between the shareholders, so you know we’ve got to make sure that we are protecting the board from lawsuits and we have to make sure that we maintain an element of candor with our employees and our customers and so we’ve been communicating at every point that we can and any time we can share information with our employees and any time we can share information with our customers, we do so.

Unidentified Participant

Alright thank you, good morning I’m here with [unidentified participant] also. Greg let me just ask one question about Omnicare and if you can’t answer it, you can’t answer it but I just wanted to throw it out there with respect to the deal. Just in terms of the process, is it safe for us to assume that, until you guys work out the FTC stuff that you won’t really be providing any — any updates, is that the right way to think about it here?

Greg Weishar- PharMerica Corp. – CEO

Well, I would say that given the process that we’re in with the hostile tender offer, we have certain requirements for disclosure that much like the confidentiality agreement but you know, aside from that I think there won’t be any further discussion until you know probably when the tender offer is voted on, the next tender offer or if there was a desire for further discussions, those discussions would certainly not be discussed. So I think it’s fair to say that there’s not going to be any news forth coming for a period of time.

Unidentified Participant

Okay, just a quick follow-up - kind of similar to Adam. I’ll ask a question about Omnicare and if you can answer it great, if not then I fully respect that. But are you able or willing to comment on whether or not you’re more comfortable with the FTC review process versus the concerns you laid out in your September 20 press release or is it still too preliminary to make any comments around that.

Greg Weishar- PharMerica Corp. – CEO

It’s too - no comment on that.

Unidentified Participant

Okay, I thought I would try. Okay.

Unidentified Participant

Just a question, I guess around organic bed loss. You know earlier Greg said, you know, quarter…I wrote down that it was full of distractions, obviously everyone knows what the primary distraction there is. You talked about concern among customers and employees related to the noise around Omnicare, I’m just wondering, in terms of the organic bed loss, did any clients that left actually cite, you know, the noise around Omnicare as a primary reason that they left.

Greg Weishar- PharMerica Corp. – CEO

This is reminds me of a discussion or show I was watching where Bill Parcells was talking about how Mr. Manning from the Indianapolis Colts was out for the season and he was saying how that’s going to be a good excuse for the Indianapolis Colts — this was the beginning of the season from misery on down as to why they’re going to be losing games and, you know, that dynamic is certainly there where if something goes bad or something doesn’t go according to Hoyle it would be natural for someone to blame it on the fact that Omnicare is out there kind of mucking up the environment. But you know I don’t - I think as an honest answer, we don’t truly know. We clearly know that — that is a dynamic that we’re dealing with and obviously, you know, we would have to factor that in to any discussions and issues with our clients - that we would have with our clients but, you know, it’s hard to say to what degree that comes into play.